December 23, 2010
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-7010
Attn.: Mr. John Cash, Accounting Branch Chief

Re:	RTI International Metals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,
June 30, 2010 and September 30, 2010
Form 8-K Filed December 8, 2010
File No. 001-14437
Dear Mr. Cash:
Our client, RTI International Metals, Inc. (the “Company”), is in receipt of the letter dated December 22, 2010 from the Staff of the Securities and Exchange Commission (the “Staff”) to William T. Hull, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, Forms 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2010 and Form 8-K filed December 8, 2010. The purpose of this letter is to memorialize my conversation with Mr. Dale Welcome on Wednesday December 22, 2010, during which it was agreed that the Company would provide its response to the Staff’s letter on or before Friday, January 14, 2011.
If you have any questions, please do not hesitate to contact me at (412) 562-8444.

Very truly yours, Buchanan Ingersoll & Rooney
/s/ Jennifer R. Minter
Jennifer R. Minter

cc:	Dale Welcome William T. Hull Chad Whalen